Invest in Curastory

Entertainment · Technology · Marketing · Minority Owned · Female Founder

The first platform where NCAA student athletes make money from video content

CURASTORY.CO NEW YORK NEW YORK





Athletes and creators have historically been taken advantage of by traditional media publishers embellishing their storylines for profit, but social media has almost eliminated this entirely. I quit ESPN because I observed this and decided to create a company that allows influential creators to monetize and distribute their own media.

Tiffany Kelly Founder & CEO @ Curastory

Why you may want to invest in us...

1. We have had over 100 sign ups in 5 months from users with the NBA, NFL, Olympics, and many more!
2. We are among the first platforms allowing NCAA student-athletes to monetize their own media, a new market worth $1.1B.
3. We are growing by 50% month-over-month in site visits and sign-ups.
4. We are made up of sports and entertainment experts from previous brands such as ESPN, NBA, NFL, NCAA, USOC, and MLS.

Why investors ❤ us

WE'VE RAISED $108,847 SINCE OUR FOUNDING



I have known the founder, Tiffany, since 2016 when she worked directly with student athletes within the LSU Athletics Department. I can't imagine a more perfect person to build Curastory than Tiffany because of her experience within media and working with athletes. She understands the pain points of athletes, brands, and social audiences very well since she has been studying this issue for over a few years. I would recommend anyone that has the capital to invest in Curastory at these earliest stages.

*I've been managing my family's E*Trade account for about a year now and I've recently decided to move to investing in marketplace and CPG tech startups within the past year.*

Devin Craig Lead Investor

LEAD INVESTOR | INVESTING $5,000 THIS ROUND & $5,000 PREVIOUSLY



I believe in this vision and company!!

Christina Laury


#StayHome

I love the idea & I believe in your vision ❤

Angel Murray

SEE MORE

The founder

MAJOR ACCOMPLISHMENTS



Tiffany Kelly

Founder & CEO

Built the ESPN College Football Fan Happiness Index, an index quantifying an intangible trait throughout college football programming.

Downloads

Curastory Deck.pdf

The Genesis of Curastory

We started this journey in the summer of 2019 and have made waves in just a short amount of time.

We noticed at ESPN there needed to be a change

As a content data scientist at ESPN, I began to notice our original programming plummet because athletes and entertainers I was connected to were posting content to their social media channels and breaking news on their own.

Influential creators, like athletes, now have as large of an audience as publishers like ESPN throughout their social media accounts online. Because of this, they in turn want to create, own, monetize, and distribute their own media where they can tell their own stories.

Kevin Durant and the uneasy relationship between athletes and the media

The Undefeated article showing tense relations between athletes and the media written by Domonique Foxworth

A law change sprung us into action

One of the most powerful institutions in all of sports and entertainment has decided to allow its members to monetize their content. On May 14, 2019, the NCAA announced its change of heart in allowing student athletes to monetize their name, image, and likeness individually in their 109-year history. From this news, Curastory was born.

Starting in 2021, NCAA student athletes are now added to the mix of content monetization that we have exclusive access to. This new market is worth $1.1 billion. In addition to student athletes, we believe all content creators should have freedom of monetization for their individual stories and not have their stories told for them, so we decided to do something about it. We silent launched our website in August 2019 and are growing in visits by 50% month over month and sign-ups totaling 250. Woah! ▯

Quotes from industry experts

"I think going forward [name, image, likeness monetization] will be a really good thing. Just being able to sponsor [our] name because of talent. [We] could be the face of a program say, for instance, Nissan North Carolina. I think it's great for [us]. I'd rather have [a platform] help me with content creation then put it out myself [for monetization]."



Garrison Brooks, NCAA DI Basketball Player

How our product works (a real example)

If any of you follow sports, specifically the NBA, you may have recently noticed Kevin Love of the Cleveland Cavaliers being a leading voice around mental health issues and speaking on his own personal journey with anxiety.


Kevin Love Talks Mental Health with Dr. Michelle Craske
Watch later
Share

Currently, these videos are continuously streamed on YouTube. A few of these videos are monetized by media networks like the Today Show, but a lot of them aren't. To make matters worse, Kevin Love has no control over other channels profiting from the unmonetized video without his consent.

Headspace, Calm, and TalkSpace are all companies focused on alleviating the difficulties surrounding mental health and anxiety through meditation or therapy. All of these brands want to align with thought leaders like Kevin Love given the relevance of their product matching with what is being talked about in the video.

Using the Curastory platform, Kevin Love would upload a video to be monetized where he might be speaking on a specific panic attack incident and how he copes. From this upload, our technology generates the video listing below where Headspace, Calm, and TalkSpace can bid to co-brand the video having their logo watermarked for the entire video along with Kevin Love's Foundation or media logo.

Brands can verify they are a match with the tags at the bottom of the bid page below. If Calm wins the bid, we ingest Calm's logo on the video and send it back to Kevin where he then posts it to YouTube, Instagram TV, and / or Facebook Watch from our marketplace so we can track engagements.


curastory
Instagram TV
Facebook Watch
YouTube
Total Amount
$9,375
PLACE A BID

Video content listing bid page that brands see

The example above is our actual product, but instead with an interview video uploaded by media publisher Uninterrupted | Kneading Dough. In this video, Maverick Carter is sitting down with Emmitt Smith talking about financial literacy, investing, and life after sports. This video was monetized by Chase.


Emmitt Smith's legacy is about more than football | KNEADI...
Watch later
Share
KNEADING DOUGH
EMMITT SMITH

Check what more of the world's favorite creators are saying at curastory.co!

Our edge: tech!

I know what you might be thinking. Why can't Headspace, Calm, or TalkSpace just reach out to Kevin Love directly to monetize his mental health videos?

Short answer, they can.

But, there are a couple things currently plaguing influencer marketing and paid advertising channels that brands want changed.

First with influencer marketing, there is literally no way to track ROI with influencer campaigns outside of impressions from the Facebook, Instagram, or YouTube APIs. But, not anymore (cheers)!

Second with paid advertising channels, about 70% of pre-roll advertisements are skipped on YouTube. There is also no way of ensuring the same advertisement be displayed on the video across channels as these platforms are competing with one another.

Through video tracking technology and individual user demographics data, our tech is able to assign unique identifiers for consumers that stream, download, like, share, or comment on videos. From that unique pixel, we are able to connect the engagement to code snippets on media buyers' websites or apps and calculate return on content spend from visits, purchases, and conversions as one of the many offerings within our analytics dashboard. The consumer's identity is never known unless they sign up for Calm's website, allowing us to pass FTC policies on consumer privacy. In short, we are doing exactly what Chartable is doing with SmartAds, but for video.

That's not even the cherry on top. Before Headspace, Calm, or TalkSpace bid to co-brand the video, they are able to see how many engagements we project on the video for each platform Kevin will post it to. Brands worry a lot about campaign underperformance, so we try to alleviate that hesitance through our projections. This in turn fuels our pricing model of about $30 cost per mille (CPM) in the first 30 days of the video being posted.


Time left to Bid:
05d:29h:45m
YouTube
@UNINTERRUPTED
350K - 560K Projected Engagements
Price $9,375
SELECT

Projected engagements for Uninterrupted to post the Chase video to YouTube

We began onboarding the best team in the business

In order to take on the behemoth that is sports, media, and entertainment, we needed the perfect team.

Our tech leaders, Tiffany, Shane, & Thomas, are some of the best algorithm developers but need help in the marketing department. Our design experts, Austin & Frankie, can bring any idea to life but need assistance in forming other connections needed to get our company to run. Our go-to person for all things public policy, D'Bria, stands in some of the most powerful rooms to strike deals for our content creators, but her experience is mostly legal affairs. And our intern, Addie, understands the problem to her core being our first target market, but just starting her career. Because each of us understands our strengths and weaknesses, we form a team with founder- / team- market fit being advised by some incredible industry experts.

Oh, we also understand that diversity of thought produces some of the greatest products, so we wanted to make sure our founding team matched that. Over 70% of our founding team is either African-American or female. How's that for diversity and inclusion!


FOUNDING TEAM
Tiffany Kelly
Founder & CEO
Former ESPN, NBA
Shane Austrie
CTO
Former Reddit, Yelp
Y Comb SUS Top 1% Grant
Austin Schiffer
Lead UX Researcher
Former USOC
D'Bria Bradshaw, Esq.
Head of Public Policy
Former NCAA
Frankie Kastenbaum
UI / UX Designer
Former Finery
Thomas Bekman
Data Scientist
Former Maxar
Technologies
Addie Hermstad
Intern
NCAA Student Athlete

Our phenomenal founding team

We are first starting with athlete content creators, then...

Because it's what we know best, we are first starting with athletes that create content from engaging topics. Some of the most successful companies historically have started with solving a distinct problem for an extremely small segmentation of users. Don't believe me? Let's list a few to see.

- Facebook: Harvard students --> College students --> Everyone

- Tesla: Clean tech / High-end electric sports cars --> Luxury electric sedan market

- PayPal: eBay auctions --> eBay "PowerSellers" --> All online payments

- Amazon: Books --> CDs, video, software... --> EVERYTHING

- **Curastory: Athletes --> Entertainers / Educational Creatives --> All creators**

Why so small? Quoting one of my favorite books that I read in 2019 directly...

> *Every startup is small at the start. Every monopoly dominates a large share of its market. Therefore, every startup should start with a very small market. Always err on the side of starting too small. The reason is simple: it's easier to dominate a small market than a large one.*
>
> *- Zero to One, Peter Thiel*



CURATOR SEGMENTATION
After scorecard calculation, we then segment acceptance of curators into the platform by 3 groups.
Year 1
First Gen Curators
Professional Athletes
NCAA Student Athletes
Years 2 – 3
Second Gen Curators
Educational Creatives
Personalities / YouTubers
Macro, Micro, Nano Social Media Influencers
Years 3 – Exit
Third Gen Curators
Actors
Filmmakers
Screenwriters
General Public Storytellers

Segmentation of our video supply

We are sticking to what we know best with the unique network our founding team has created over the years within sports and entertainment. Everyday content creators, we will soon get to helping you own, monetize, and distribute your content!

Curastory product demo


Curastory Product Demo (Full)
Tiffany Kelly
Watch on Loom
Watch At:
1x
1.2x
1.5x
1.7x
2x
6 min

Now, we need your help to launch successfully

Our founding team is currently building the product you see above in their free time because we all care so deeply about content creators owning, monetizing, and distributing their own stories.

We are sharing our progress with you all - our friends, family, future content creators, and future customers because we want to bring you along for the ride. Our team would not share our funding goals publicly if we have not already invested our personal capital in time and money. Since silent launch, our team has invested over $5,000 of our own capital into building Curastory thus far.

Your support would not only assist us in building Curastory full-time, but give you an equity stake in the company that will increase over time as our valuation increases! ▯

We are incredibly excited to bring you along this amazing journey to give power back to content creators while assisting content buyers in being connected with the right stories. With that being said, welcome to the CS community and thank you for choosing us! ▯


USE OF FUNDING
$300,000 Needed
% breakdown included
Web App, 35%
fully functional site
Full-Time Builders, 50%
developer, data scientist, and designer
Launch, 15%
with pro athletes & NCAA student athletes
~ 6,000 Curators
athletes retained by end of Year 1
~ 260,000 Videos
uploaded from athletes by end of Year 1
$2.3 million GMV
by end of Year 1

Use of pre-seed funds from Wefunder

Investor Q&A

– COLLAPSE ALL

What does your company do?

Curastory is the first online marketplace connecting creators looking to own, monetize, and distribute their video content to brands wanting to find content to continuously market through. Content creators upload video content within our marketplace. From this upload, our technology then generates a listing for brands to browse to bid on and have their logo watermarked throughout the video content.

Where will your company be in 5 years?

In 5 years, Curastory hopes to be and is currently growing by 500 creators each year by accepting athletes, musicians, comedians, on-camera personalities, influencers, filmmakers, actors, and other general everyday creators into our marketplace. We also project to have over $20 million in gross merchandise value month over month by 2024 with an 85% user retention rate where retention is a buyer bidding on 1 content listing within a 12-month period (projections not guaranteed).

Why did you choose this idea?

Athletes and creators have historically been taken advantage of by traditional media publishers embellishing their storylines for profit, but social media has almost eliminated this entirely. I quit ESPN because I observed this and decided to create a company that allows influential creators to monetize and distribute their own media.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The idea of Curastory was created because for the first time in their 109-year history, the NCAA is allowing student athletes to monetize their name, image, and likeness, which will solely be through their own content online. Also in the past 2 years, 100+ streaming platforms have been created and have increased their content budget by $11.5 billion looking for more licensed content and storylines. Furthermore, some of the most prominent names in sports and entertainment have ditched media publishers and created their own media networks, such as Will Smith, Alex Morgan, Tom Brady, and many more. Now has proven to be the exact moment for a model to exist that allows individuals to monetize stories separate from media publishers.

How far along are you? What's your biggest obstacle?

We are pre-revenue currently building out our MVP. We have validated our market need with over 150 user interviews and sign-ups with athletes, brand managers, content creators, digital marketing executives, and streaming platforms from brands such as, the NBA, NFL, NCAA, CAA, Wasserman, Octagon, and many more.

Who competes with you? What do you understand that they don't?

We are in competition with influencer marketplaces that allow creators to monetize from brands, like Opendorse or INFLCR, however they eliminate the media storyline only focusing on the product advertisement in the content. At Curastory, we differentiate ourselves by moving away from inflated, branded content that is inauthentic to Gen Z and millennial audiences, and closer to authentic storylines that creators' followers will be tuned in to because we calculate projected engagements.

How will you make money?

For a total addressable market of $1 trillion, we take an 18% commission on each marketplace transaction of a successful content listing bid. We also take a 3% fee on the side of the creator to substitute the Stripe API fee supporting our connected account transactions. We recommend base prices for every content listing based on a variety of factors including: the platform posted to, the creator's past engagements, and current market research on video content genre most engaged with online. If we recommend a $9,000 12-min video listing on fitness for a creator with above 1 million followers with our price generator, we would profit $900 and the creator would profit $7,857 after posting to his or her social and digital media channels.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

If Curastory fails, it would be because it is too creator-focused and not enough value propositions for the brand wanting to license or sponsor the content. Right now, the only offerings in the market are marketplaces connecting influencers to brands to create custom content for them. This is an obvious, safe play that brands are used to with the brands having full ownership over the content and telling the creator what content to create. However, branded content is seen as a necessary evil by our brand users and they are hoping for a better alternative which Curastory is leaning into through engaging video content that does not promote the product at the center, but matches to their brand story and unique communities they want to target.

Financials

Curastory has financial statements ending December 31 2019. Our cash in hand is $667, as of December 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,250/month.

At a Glance

Fiscal Year Ends July 31

$0
Revenue

-$12,564
Net Loss

$10,463
Short Term Debt

$0
Raised in 2019

$667
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Curastory is the first online marketplace connecting content creators looking to own, monetize, and distribute their content to media buyers. These media buyers are digital marketers wanting to find content to market through or streaming buyers wanting to find content to license for their platforms. Content creators upload video, podcast, and article content within our marketplace. From this upload, our technology then generates a listing for media buyers to browse to place a bid on to license.

In 5 years, Curastory is currently achieving and hopes to grow by 500 creators each year by accepting athletes, musicians, comedians, on-camera personalities, influencers, filmmakers, actors, and other general public storytellers into our marketplace. We also project to have over $20 million in gross merchandise value month over month by 2024 with an 85% user retention rate where retention is a buyer bidding on 1 content listing within a 12-month period (projections not guaranteed).

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Curastory Inc. was incorporated in the State of Delaware in August 2019.

Since then, we have:

- We have had over 100 sign ups in 5 months from users with the NBA, NFL, Olympics, Netflix, Starz, and many more!
- We are among the first platforms allowing NCAA student-athletes to monetize their own media, a new market worth $1.1B.
- We are growing by 50% month-over-month in site visits and sign-ups.
- We are made up of sports and entertainment experts from previous brands such as ESPN, NBA, NFL, NCAA, USOC, and MLS.

Historical Results of Operations

Our company was organized in August 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $0.
- *Assets*. As of December 31, 2019, the Company had total assets of $667, including $667 in cash.
- *Net Loss*. The Company has had net losses of $12,564 for 2019.
- *Liabilities*. The Company's liabilities totaled $10,463 for 2019.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Curastory Inc. cash in hand is $700, as of January 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $33/month, and operational expenses have averaged $2,250/month, for an average burn rate of $2,283 per month. Our intent is to be profitable in 9 months.

Our company was incorporated in August 2019, so our finances do not backdate past that month. There are no changes from the date that our financials cover.

We hope our revenues will increase to $20,400 over the next 3-6 months in time for our MVP launch for quarter 1 2020. We project approximately 68 content listings to be licensed within those 3-6 months when launching. We expect our expenses to increase to $20,630 over the next 3-6 months in time for our MVP launch for quarter 1 2020. These expenses include all costs of goods sold and selling, general, and administrative expenses. We project (although cannot guarantee) profitability within 12 months of our quarter 1 2020 launch.

If needed, we can cut short term operational costs to reduce our burn rate to $0. If needed the founder may also contribute capital to fund short term operations.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	-1,884%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.00	$0	100%
Revenue to Receivables:	**Debt Ratio:**	
~	1,569%	

Curastory - Reviewed Statements.pdf

Risks

1. Market. Our business model is based on the assumptions created from research and user interviews that the trend of interest in user-generated content will continue to grow. If that is untrue, our business revenues may be negatively impacted.

2. MVP. We currently do not have an MVP with active users. The funds we are raising is to prove product-market fit with a minimum viable product. Our current assumptions are based in research from user interviews with experts and could change based on if product-market fit is not achieved.

3. Competition. We are in indirect competition with larger, better capitalized influencer marketplaces such as Greenfly, Opendorse, and INFLCR. Should they decide to offer the same influencer content storylines bidding product, we may struggle to compete.

4. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

5. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

6. Team. Our team is currently in the process of interviewing and on-boarding a full stack engineer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Tiffany Kelly	CEO @ Curastory	2019

Officers

OFFICER	TITLE	JOINED
Tiffany Kelly	President	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Tiffany Kelly	7,000,000 Common Stock	97.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$85,291	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	With $50,000, we plan to use the funds to build a fully functional web application for our MVP, hire a full time data scientist, a part-time developer, a part-time designer, and launch around April 2020. $3,750 will be paid to Wefunder as an intermediary fee for our crowdfunding campaign.
$300,000	With $300,000, we hope to build a fully functional web application for our MVP, hire a full time data scientist, a full-time developer, a full-time designer, and launch around April 2020. $22,500 will be paid to Wefunder as an intermediary fee for our crowdfunding campaign.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	7,050,000	Yes

The Funding Portal

Curastory is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.